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                                                                    EXHIBIT 99.2

                            3TEC ENERGY CORPORATION

                          2000 NON-EMPLOYEE DIRECTORS'
                               STOCK OPTION PLAN

                              I.  PURPOSE OF PLAN

The 3TEC ENERGY CORPORATION 2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN (the "PLAN") is intended to encourage ownership in 3TEC ENERGY CORPORATION, a Delaware corporation (the "COMPANY"), by directors of the Company who are not employees of the Company ("NON-EMPLOYEE DIRECTORS"), to strengthen the ability of the Company to attract and retain the services of experienced and knowledgeable individuals as Non-employee Directors of the Company, and to provide Non-employee Directors with a further incentive to work for the best
interests of the Company and its stockholders.   Accordingly, the Company may
grant to Non-employee Directors ("OPTIONEES") the option ("OPTION") to purchase shares of the common stock of the Company ("STOCK"), as hereinafter set forth. Options granted under the Plan are not intended to be incentive stock options, within the meaning of section 422(b) of the Internal Revenue Code of 1986, as amended (the "CODE").

                              II.  ADMINISTRATION

The Plan shall be administered by a committee comprised of two or more directors (the "COMMITTEE") of the Board of Directors of the Company (the "BOARD"). The Committee is authorized to interpret the Plan and may from time to time adopt such rules and regulations, consistent with the provisions of the Plan, as it may deem advisable to carry out the Plan. However, the Committee does not have the power to determine Plan eligibility, or to determine the number, the price, the vesting period, or the timing of awards to be made under the Plan to any Optionee or take any action that would result in the Plan not being treated as a "formula plan" within the meaning of Rule 16b-3, as currently in effect or as hereinafter modified or amended ("RULE 16B-3"), promulgated under the Securities Exchange Act of 1934, as amended (the "1934 ACT"). All decisions and determinations made by the Committee in construing the provisions of the Plan shall be final.

                          III.  SHARES SUBJECT TO PLAN

The aggregate number of shares which may be issued under Options granted under the Plan shall not exceed 500,000 shares of Stock. Such shares may consist of authorized but unissued shares of Stock or previously issued shares of Stock reacquired by the Company. Any of such shares which remain unissued and which are not subject to outstanding Options at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan. Should any Option hereunder expire or terminate prior to its exercise in full, the shares theretofore subject to such Option may again be subject to an Option granted under the Plan to the extent permitted under Rule 16b-3. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Article V hereof with respect to shares of Stock subject to Options then outstanding. Exercise of an Option in any manner shall result in a decrease in the number of shares of Stock which may thereafter be available for purposes of the Plan by the number of shares as to which the Option is exercised.